EXHIBIT 99.1

MCINTOSH BANCSHARES, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2005 and 2004

(with Report of Independent Registered Public Accounting Firm)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

McIntosh Bancshares, Inc.

Jackson, Georgia

We have audited the consolidated balance sheets of McIntosh Bancshares, Inc. (the Company) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in stockholders’ equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of McIntosh Bancshares, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

February 27, 2006

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks	$10,963,070	$5,245,461
Interest bearing deposits with FHLB	4,666,500	307,048
Federal funds sold	7,106,000	8,190,000
Investment securities held to maturity (market value of $520,046 and $2,829,951)	511,980	2,799,614
Investment securities available for sale	53,755,180	46,472,473
Other investments	2,183,565	1,878,430
Loans	282,986,103	233,583,283
Less: Allowance for loan losses	(4,077,071)	(2,912,623)

Loans, net	278,909,032	230,670,660

Premises and equipment, net	6,281,558	5,494,176
Accrued interest receivable	2,779,914	2,024,100
Other assets	9,625,845	8,016,911

Total assets	$376,782,644	$311,098,873

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Demand	$29,505,167	$26,755,195
Money Market and NOW accounts	110,903,664	95,024,031
Savings	12,024,680	10,945,848
Time deposits of $100,000 or more	84,905,240	60,443,256
Time deposits	78,189,596	64,673,641

Total Deposits	315,528,347	257,841,971
Borrowed funds	26,000,000	22,000,000
Accrued interest payable and other liabilities	3,449,164	2,075,405

Total liabilities	344,977,511	281,917,376

Commitments
Stockholders’ equity:
Common stock, par value $2.50; 5,000,000 shares authorized,
1,399,262 shares issued and outstanding	3,498,155	3,498,155
Surplus	8,905,393	8,905,393
Retained earnings	19,517,982	16,497,356
Accumulated other comprehensive income (loss)	(116,397)	280,593

Total stockholders’ equity	31,805,133	29,181,497

Total liabilities and stockholders’ equity	$376,782,644	$311,098,873

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2005 and 2004

	2005	2004
Interest income:
Loans, including fees	$20,027,175	$15,329,420
Interest on investment securities:
U.S. Treasury, U.S. Government agency and
Mortgage-backed securities	1,515,822	1,284,083
State, county and municipal	422,487	461,182
Other investments	149,348	117,899
Federal funds sold and other short-term investments	236,999	90,655

Total interest income	22,351,831	17,283,239

Interest expense:
Interest-bearing demand and money market	1,598,644	755,198
Savings	71,934	43,410
Time deposits of $100,000 or more	2,603,871	1,993,256
Other time deposits	2,479,104	2,068,292
Other	952,939	614,863

Total interest expense	7,706,492	5,475,019

Net interest income	14,645,339	11,808,220
Provision for loan losses	1,240,476	457,557

Net interest income after provision for loan losses	13,404,863	11,350,663

Other Income:
Service charges	1,999,470	1,964,366
Investment securities gains	174,934	21,015
Other real estate owned gains	216,555	582
Fixed assets gain (loss)	2,911	(9,831)
Other income	1,602,411	1,290,435

Total other income	3,996,281	3,266,567

Other expenses:
Salaries and employee benefits	7,577,334	5,909,980
Occupancy and equipment	1,538,213	1,115,936
Other operating	2,937,023	2,325,311

Total other expenses	12,052,570	9,351,227

Earnings before income taxes	5,348,574	5,266,003
Income tax expense	1,572,347	1,661,192

Net earnings	$3,776,227	$3,604,811

Basic earnings per common share based on average outstanding shares of 1,399,262	$2.70	$2.58

Diluted earnings per common share based on average outstanding shares of 1,417,877 in 2005 and 1,408,603 in 2004	$2.66	2.56

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net Earnings	$3,776,227	3,604,811
Other comprehensive income (loss), net of income tax:
Unrealized gains (losses) on securities available for sale:
Holding gains (losses) arising during period, net of tax of ($146,392) and ($148,828)	(284,174)	(288,902)
Less: Reclassification adjustment for gains on sale of securities, net of tax of ($58,118) and ($3,088)	(112,816)	(5,993)

Total other comprehensive income (loss)	(396,990)	(294,895)

Comprehensive income	$3,379,237	3,309,916

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For The Years Ended December 31, 2005 and 2004	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$3,498,155	$8,905,393	$13,564,191	$575,488	$26,543,227
Net earnings	—	—	3,604,811	—	3,604,811
Change in unrealized gains on securities available for sale	—	—	—	(294,895)	(294,895)
Cash dividend paid, $0.48 per share (split adjusted)	—	—	(671,646)	—	(671,646)

Balance, December 31, 2004	3,498,155	8,905,393	16,497,356	280,593	29,181,497
Net earnings	—	—	3,776,227	—	3,776,227
Change in unrealized gains/losses on securities available for sale	—	—	—	(396,990)	(396,990)
Cash dividend paid, $0.54 per share (split adjusted)	—	—	(755,601)	—	(755,601)

Balance, December 31, 2005	$3,498,155	$8,905,393	$19,517,982	$(116,397)	$31,805,133

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net earnings	$3,776,227	$3,604,811
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, accretion and amortization	729,330	700,247
Gain on sales and calls of securities	(174,934)	(21,015)
Provision for loan losses	1,240,476	457,557
Provision for deferred income taxes	562,775	(145,089)
(Gain) Loss on disposal of equipment	(2,911)	9,831
(Gain) on sale of other real estate	(216,555)	(582)
Change in:
Accrued interest receivable and other assets	(2,325,582)	(1,077,385)
Accrued interest payable and other liabilities	1,373,759	85,505

Net cash provided by operating activities	4,962,585	3,613,880

Cash flows from investing activities:
Proceeds from maturities and paydowns of securities available for sale	41,386,772	24,393,562
Proceeds from maturities and paydowns of securities held to maturity	2,301,999	705,000
Proceeds from redemption of other investments	—	550,000
Proceeds from sales of securities available for sale	233,425	1,540,185
Proceeds from sales of other real estate	1,018,644	83,945
Purchases of securities available for sale	(49,325,194)	(24,149,857)
Purchases of securities held to maturity	—	(1,996,401)
Purchases of other investments	(305,135)	(1,393,401)
Net change in loans	(50,678,368)	(31,597,824)
Purchases of premises and equipment	(1,532,442)	(1,893,689)

Net cash used by investing activities	(56,900,299)	(33,758,480)

Cash flows from financing activities:
Net change in deposits	57,686,376	23,601,936
Proceeds from other borrowed funds	33,500,000	30,000,000
Repayment of other borrowed funds	(29,500,000)	(22,000,000)
Dividends paid	(755,601)	(671,646)

Net cash provided by financing activities	60,930,775	30,930,290

Net increase in cash and cash equivalents	8,993,061	785,690
Cash and cash equivalents at beginning of period	13,742,509	12,956,819

Cash and cash equivalents at end of period	$22,735,570	$13,742,509

Supplemental schedule of noncash investing and financing activities:
Change in net unrealized gain/loss on investment securities available-for-sale, net of tax	$(396,990)	$(294,895)
Transfer of loans to other real estate owned	1,199,520	284,880
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	7,480,208	5,425,772
Income taxes	1,697,000	1,806,000

See accompanying notes to consolidated financial statements.

McINTOSH BANCSHARES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

McIntosh Bancshares, Inc. and subsidiaries provide a full range of banking and bank-related services to individual and corporate customers in the Georgia counties of Butts, Jasper and Henry and surrounding areas. McIntosh Bancshares, Inc. and subsidiaries are subject to competition from other financial institutions and are also subject to the regulations of certain governmental agencies and undergo periodic examinations by those regulatory authorities.

The accounting and reporting policies of McIntosh Bancshares, Inc. and subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the significant accounting policies.

Basis of Presentation

The consolidated financial statements include the accounts of McIntosh Bancshares, Inc. (the “Parent Company”) and its wholly-owned subsidiaries, McIntosh State Bank (the “Bank”) and McIntosh Financial Services, Inc., collectively known as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with the Federal Home Loan Bank (FHLB) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities

The Company classifies its securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in held-to-maturity are classified as available-for-sale.

Investment securities held to maturity are reported at cost, adjusted for amortization of premium and accretion of discount. Investment securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity, net of the related tax effect. Other investments are reported at cost and, accordingly, earnings are reported when interest is accrued or when dividends are received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

Premiums and discounts on all noncallable investment securities are amortized and accreted, respectively, to interest income on the straight-line and interest methods over the period to the maturity of the related investment. Premiums on callable investment securities are amortized to interest income on a straight-line method over the period to the call date of the related investment. Discounts on callable investment securities are accreted to interest income on a straight-line method over the period to maturity of the related investment. Premiums and discounts on mortgage-backed securities are amortized and accreted, respectively, to interest income using a method which approximates a level yield over the period to maturity of the related security, taking into consideration assumed prepayment patterns.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Gains or losses on disposition are computed by the specific identification method for all securities.

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. If the collectibility of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan’s balance. Accrual of interest is resumed if management believes a borrower’s financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized when received.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible. The Bank’s practice is to charge-off loans when they become 120 days past due or are rated loss. Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans. Management’s quantitative and qualitative assessment of allowance adequacy considers the level and severity of loans identified with more the normal risk of repayment, a historical loss experience factor by loan category, and a qualitative factor considering national and local economic conditions, industry specific prospects, and collateral and margin estimates by loan category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

Periodic revisions are made to the allowance when circumstances which necessitate such revisions become known. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation. For financial reporting purposes, depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets which range from three to forty years. Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. For federal tax reporting purposes, depreciation is computed using primarily accelerated methods.

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated disposal costs. Any write-down to fair value up to 90 days after transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and valuation adjustments subsequent to 90 days of transfer are expensed. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had $611,231 and $201,517 in other real estate owned at December 31, 2005 and 2004, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Goodwill

Goodwill represents the excess of cost over the fair value of the net assets purchased in a business combination. Goodwill is required to be tested annually for impairment, or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment, the amount by which the carrying amount exceeds the fair value would be charged to earnings. The carrying amount of goodwill, which is included in other assets in the accompanying consolidated balance sheets, totaled $600,743 at December 31, 2005 and 2004. During 2005 and 2004, there was no charge to earnings for impairment of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share

Earnings per common share has been computed based on the weighted average number of shares outstanding during the period, which totaled 1,399,262 for the years ended December 31, 2005 and 2004. The diluted earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options. The basic and diluted earnings per share for 2005 and 2004 are as follows:

	Net Earnings	Common Shares	Per Share Amount
For the year ended December 31, 2005
Basic earnings per share	$3,776,227	1,399,262	$2.70
Effect of dilutive securities	—	18,615	(.04)

Diluted earnings per share	$3,776,227	1,417,877	$2.66

For the year ended December 31, 2004
Basic earnings per share	$3,604,811	1,399,262	$2.58
Effect of dilutive securities	—	9,341	(.02)

Diluted earnings per share	$3,604,811	1,408,603	$2.56

Stock Dividend

The Company declared a 5-for-4 stock split effected in the form of a 25% stock dividend during 2005. Earnings per share and all stock option disclosures for the year ended December 31, 2004 have been retroactively adjusted for the increased number of shares of common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Option Plan

The Company has a Stock Option Plan under which a maximum of 66,172 shares of Common Stock have been reserved. Options are granted with exercise prices equal to the fair market value of the stock at the date of the grant. These options expire ten years from the grant date and are 20% vested each year for five years. The Plan provides that upon exercise, the number of options awarded will be adjusted for any stock dividends and stock splits occurring since the grant date. Therefore, the number of shares granted and the weighted average exercise prices have been adjusted for any stock dividends and stock splits that have been declared since the first options were granted under the Plan.

Statement of Financial Accounting Standards (“SFAS”) No. 123 (SFAS No. 123), “Accounting for Stock Based Compensation” encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense. As allowed under SFAS No. 123, the Company measures compensation costs for the option plan using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Therefore, no compensation expense has been recognized in 2005 and 2004 related to the stock option plan. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation is presented in the table below.

	Years Ended December 31,
	2005	2004
Net income, as reported	$3,776,227	$3,604,811
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	36,637	97,087

Pro forma net income	$3,739,590	$3,507,724

Earnings per share:
Basic – as reported	$2.70	$2.58

Basic – pro forma	$2.67	$2.51

Diluted – as reported	$2.66	$2.56

Diluted – pro forma	$2.64	$2.49

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) published SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS 123(R)” or the “Statement”). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25 and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

This Statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Company will be required to apply SFAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be during the year ending December 31, 2006.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date. An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of SFAS No. 123.

The Company anticipates that it will adopt the modified prospective transition method upon adoption of SFAS 123(R). The financial statement impact of the adoption of SFAS 123(R) is not expected to be materially different from that shown in the existing pro forma disclosure required under SFAS No. 123.

Other accounting standards that have been issued or proposed by the FASB and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Reclassifications

Certain items on the consolidated balance sheet for the year ended December 31, 2004 have been reclassified with no effect on total assets, to be consistent with the classifications adopted for the year ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash. At December 31, 2005 and 2004, the Bank’s reserve requirement was approximately $4,388,000 and $2,748,000, respectively.

NOTE 3. INVESTMENT SECURITIES

Investment securities at December 31, 2005 and 2004 are as follows:

	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value
Securities Held to Maturity:
December 31, 2005:
States and political subdivisions	$511,980	$8,066	$—	$520,046

December 31, 2004:
U. S. Government agencies	$1,999,760	$—	$(3,359)	$1,996,401
States and political subdivisions	799,854	33,696	—	833,550

	$2,799,614	$33,696	$(3,359)	$2,829,951

Securities Available for Sale:
December 31, 2005:
U. S. Government agencies and corporations	$29,560,558	$9,830	$(365,771)	$29,204,617
Mortgage-backed securities	13,217,789	10,371	(374,797)	12,853,363
States and political subdivisions	9,965,720	193,513	(90,158)	10,069,075
Corporate debt securities	1,000,000	—	—	1,000,000
Equity securities	187,473	440,652	—	628,125

	$53,931,540	$654,366	$(830,726)	$53,755,180

December 31, 2004:
U. S. Government agencies and corporations	$22,079,214	$116,815	$(91,828)	$22,104,201
Mortgage-backed securities	13,775,851	81,259	(86,189)	13,770,921
States and political subdivisions	8,942,304	426,868	(20,534)	9,348,638
Corporate debt securities	1,000,000	—	(1,250)	998,750
Equity securities	249,963	—	—	249,963

	$46,047,332	$624,942	$(199,801)	$46,472,473

Equity securities consist of the Company’s investment in Nexity Financial Corporation as of December 31, 2005 and 2004. During 2005, shares of Nexity Financial Corporation became publicly traded. Therefore, the Company reclassified this investment from other investments to securities available for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INVESTMENT SECURITIES (Continued)

Other investments are comprised of the following:

	Years Ended December 31,
	2005	2004
Federal Home Loan Bank	$1,792,000	$1,543,400
Community Financial Services, Inc.	391,565	335,030

	$2,183,565	$1,878,430

The carrying value and estimated market value of investment securities held to maturity and the amortized cost and estimated market value of investment securities available for sale at December 31, 2005, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid with or without penalty. Therefore, these securities and equity securities are not included in the maturity categories in the following summary.

	Investment Securities Held to Maturity		Investment Securities Available for Sale
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$100,000	$100,864	$8,057,177	$8,021,693
Due from one to five years	411,980	419,182	26,064,295	25,919,189
Due from five to ten years	—	—	4,559,900	4,526,508
Due after ten years	—	—	1,844,906	1,806,302
Mortgage-backed securities	—	—	13,217,789	12,853,363
Equity securities	—	—	187,473	628,125

	$511,980	$520,046	$53,931,540	$53,755,180

Gross gains and losses on sales and calls of securities consist of the following:

	Years Ended December 31,
	2005	2004
Gross gains on calls of securities	$4,000	$11,935
Gross gains on sales of securities	170,934	16,466
Gross losses on sales of securities	—	(7,386)

	$174,934	$21,015

Proceeds from the sales of securities for the years ended December 31, 2005 and 2004 were $233,425 and $1,540,185, respectively.

Investment securities with a carrying value of $45,099,255 and $41,171,357 at December 31, 2005 and 2004, respectively, were pledged to secure public funds and certain other deposits as required by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INVESTMENT SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position for the years ended at December 31, 2005 and 2004, respectively

	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2005:
U.S. Government agencies and corporations	$(128,425)	$15,377,628	$(237,347)	$10,807,302
State and political subdivisions	(47,707)	2,114,957	(42,451)	748,038
Mortgage-backed securities	(129,660)	5,926,474	(245,136)	6,306,283

Total securities	$(305,792)	$23,419,059	$(524,934)	$17,861,623

December 31, 2004:
U.S. Government agencies and corporations	$(78,937)	$14,195,914	$(16,250)	$1,983,750
State and political subdivisions	(20,528)	1,236,538	(6)	204,994
Corporate debt securities	(1,250)	998,750	—	—
Mortgage-backed securities	(4,732)	2,673,396	(81,457)	4,887,905

Total securities	$(105,447)	$19,104,598	$(97,713)	$7,076,649

The Financial Accounting Standards Board Emerging Issues Task Force Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments requires disclosure of certain information about other than temporary impairments in the market value of securities. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

Major classifications of loans are summarized as follows:

	December 31,
	2005	2004
Commercial, financial and agricultural	$44,242,374	$31,134,460
Real estate - mortgage	147,540,554	144,055,896
Real estate - construction	75,246,331	42,527,213
Consumer and other	14,506,593	14,059,355
Tax-exempt	1,450,251	1,806,359

	282,986,103	233,583,283
Less: Allowance for loan losses	(4,077,071)	(2,912,623)

	$278,909,032	$230,670,660

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Butts, Jasper and Henry counties as well as other adjoining counties in Georgia. Although the Bank has a diversified portfolio, a substantial portion is secured by improved and unimproved real estate and is dependent on the real estate market.

The following is a summary of activity in the allowance for loan losses:

	Years Ended December 31,
	2005	2004
Balance at beginning of year	$2,912,623	$3,177,816
Provision charged to expense	1,240,476	457,557
Loans charged off	(219,793)	(742,268)
Recoveries of loans previously charged off	143,765	19,518

	$4,077,071	$2,912,623

Impaired loans, consisting solely of loans on nonaccrual status, totaled $419,848 and $1,307,371 at December 31, 2005 and 2004, respectively. Allocations of the general loan loss reserve related to impaired loans totaled $62,977 and $197,611 at December 31, 2005 and 2004, respectively. The average balance for impaired loans in the years ended December 31, 2005 and 2004 was approximately $467,000 and $1,526,000, respectively. There were no significant amounts of interest income recognized on impaired loans for the years ended December 31, 2005 and 2004.

Loans past due ninety days or more and still accruing interest totaled $117,944 and $115,880 at December 31, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

	December 31,
	2005	2004
Land	$617,821	$531,512
Buildings and land improvements	5,638,371	3,815,170
Furniture, fixtures and equipment	4,344,264	3,390,927
Construction in process	—	1,416,427

	10,600,456	9,154,036
Less accumulated depreciation	(4,318,898)	(3,659,860)

	$6,281,558	$5,494,176

Depreciation expense totaled approximately $748,000 and $555,000 in 2005 and 2004, respectively.

NOTE 6. DEPOSITS

Maturities of time deposits at December 31, 2005 are as follows:

Maturing in:
2006	$106,388,272
2007	23,602,521
2008	12,487,816
2009	6,080,873
2010	14,535,354

$163,094,836

For the years ended December 31, 2005 and 2004 the Bank had $14,728,000 and $5,652,000, respectively, in brokered deposits outstanding. The daily average of such deposits totaled $5,651,041 and $1,903,463 for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004 the weighted average cost of funds on these deposits was 3.28% and 2.77%, respectively. As of December 31, 2005 and 2004 the weighted average rate on these deposits was 4.26% and 2.97%, respectively. Brokered deposits mature from March 15, 2006 to September 30, 2010.

NOTE 7. OTHER BORROWED FUNDS

The Bank has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. Advances on the credit lines are secured by liens against the Bank’s qualifying real estate loans. Total qualifying real estate loans pledged as collateral amounted to $117,000,000 and $122,200,000 at December 31, 2005 and 2004, respectively. Outstanding borrowings totaled $26,000,000 and $22,000,000 at December 31, 2005 and 2004, respectively. All advances outstanding at December 31, 2005 carrying fixed and variable interest rates ranging from 2.91% to 4.35%, require monthly or quarterly payments of interest only, and mature through May 19, 2015. The FHLB has the option to convert $18,000,000 of the advances at dates through May 2010 to advances bearing interest based on LIBOR. At December 31, 2005, remaining credit availability to the Bank totaled approximately $19,800,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INCOME TAXES

The following are the components of income tax expense (benefit):

	Years Ended December 31,
	2005	2004
Current	$2,135,122	$1,516,103
Deferred	(562,775)	145,089

Total income tax expense	$1,572,347	$1,661,192

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	Years Ended December 31,
	2005	2004
Income taxes computed at federal statutory tax rate	$1,818,515	$1,790,441
Increase (decrease) resulting from:
Tax-exempt interest	(169,280)	(183,617)
Nondeductible interest on tax-exempt investments	17,563	32,341
Life insurance income	(88,941)	(83,260)
State income taxes	34,098	85,800
Other, net	(39,608)	19,487

	$1,572,347	$1,661,192

The following summarizes the components of the net deferred tax asset. The deferred tax asset is included as a component of other assets as follows:

	December 31,
	2005	2004
Deferred income tax assets:
Allowance for loan losses	$1,392,218	$1,010,154
Pension plan contributions	40,151	40,389
Deferred compensation	355,726	267,019
Unrealized loss on investment securities available for sale	59,962	—
Other	28,572	761

Total gross deferred tax assets	$1,876,629	$1,318,323

Deferred income tax liabilities:
Accumulated depreciation on premises and equipment	$(149,083)	$(256,692)
Unrealized gain on investment securities available for sale	—	(144,548)
Other	(43,179)	—

Total gross deferred tax liabilities	$(192,262)	$(401,240)

Net deferred income tax asset	$1,684,367	$917,083

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

Defined Benefit Pension Plan

The Parent Company sponsors a defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Parent Company and compensation rates for the last five years. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be performed in the future.

Pension expense includes the following components:

	December 31,
	2005	2004
Service cost of the current period	$202,202	$185,241
Interest cost on the projected benefit obligation	117,153	108,185
Return on plan assets	(95,088)	(73,900)
Net amortization of prior service cost, transaction liability, and net gain	(9,213)	(26,812)

Pension expense, net	$215,054	$192,714

The following sets forth the funded status of the plan and the amounts included in the accompanying balance sheet:

	December 31,
	2005	2004
Actuarial present value of benefit obligations:
Vested benefit obligation	$1,256,020	$1,029,393

Accumulated benefit obligation	1,327,127	1,090,620

Projected benefit obligation	2,271,912	2,262,882
Fair value of assets held in the plan	1,427,608	1,152,580

Unfunded excess of projected benefit obligation over planned assets	844,304	1,110,302
Net unrecognized gain from changes in assumptions for weighted average discount rate, expected long-term assets, mortality tables, and other actuarial assumptions, addition of participants and projected earnings	(739,962)	(1,008,075)
Unamortized liability at transition	4,230	6,345

Accrued pension expense liability	$108,572	$108,572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS (Continued)

Defined Benefit Pension Plan (Continued)

The following table includes a reconciliation of the projected benefit obligation:

	December 31,
	2005	2004
Projected benefit obligation beginning of year	$2,262,882	$1,695,032
Service cost	202,202	185,241
Interest cost	117,153	108,185
Distributions	—	—
Actuarial (gains)/losses	(310,325)	274,424

Projected benefit obligation end of year	$2,271,912	$2,262,882

The following table includes a reconciliation of the fair value of plan assets:

	December 31,
	2005	2004
Fair value – beginning of year	$1,152,580	$850,593
Contributions	215,054	192,714
Return on plan assets	95,088	109,273
Distributions	—	—
Gain (loss)	(35,114)	—

Fair value – end of year	$1,427,608	$1,152,580

The following table sets forth the assumptions used to compute the estimated pension liability:

	December 31,
	2005	2004
Weighted average discount rate - projected benefit obligation	6.00%	6.25%
Increase in future compensation levels	4.00%	5.00%
Expected long-term rate of return	8.25%	8.25%

In consultation with the plan’s investment management company and actuary, the Parent Company, as plan sponsor, arrives at an assumption for the expected long-term rate of return on plan assets. This rate is intended to reflect the average rate of earnings expected on funds invested given funding obligations, future compensation levels, and inflation. The expected long-term rate of return is not necessarily a reflection of recent experience but rather a historical estimate of future long-term rates of return. Anticipated returns for the plan are not reduced by taxes and assume the plan continues in place for the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS (Continued)

Defined Benefit Pension Plan (Continued)

The Parent Company reviews the plan’s asset allocation and investment mix at least annually. Plan assets may be invested in a mix of the following major classes: equity – large cap growth; equity – large cap value; equity – small cap growth; and equity – international. Investment strategies are based, in part, on the Company’s overall assessment of the state of the economy and its assumed direction, the Federal Reserve Board’s bias in setting monetary policy, fiscal policy and its projected impact, and the direction of short and long-term interest rates. Investment strategies are guided by an investment policy that calls for comparing the investment performance of the investment management company to an appropriate benchmark. This evaluation is conducted over a three-year horizon and also considers the investment manager’s performance relative to their discipline.

The future expected benefit payments to plan participants assumes lump sum distributions at retirement, age 65, as follows:

2006	$13,859
2007	—
2008	9,277
2009	—
2010	245,464
Thereafter	2,022,597

$2,291,197

The Parent Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses. The Parent Company contributed $215,054 and $192,714 to the plan in 2005 and 2004, respectively. During 2006, the Company expects to contribute approximately $230,000 to the plan.

Profit Sharing Plan

The Parent Company sponsors an Internal Revenue Code Section 401(k) Employee Savings Plan that permits an employee to defer annual cash compensation. The Parent Company’s Board of Directors determines the Parent Company’s contribution, which was approximately $295,000 and $258,000 in 2005 and 2004, respectively.

Deferred Compensation Plans

The Bank has entered into salary continuation agreements with its directors, its chief executive officer and five other officers. In 2005 and 2004, the Bank expensed $239,222 and $203,740, respectively, for the accrual of future salary continuation benefits. The Bank has elected to fund the salary continuation liability with single premium universal life insurance policies. In 2005 and 2004, cash value income totaled $248,162 and $233,147, respectively. As of December 31, 2005 and 2004, other assets included $5,853,133 and $5,637,743, respectively, in surrender value, and other liabilities included salary continuation benefits payable of $942,673 and $703,451, respectively.

The Bank also maintains split dollar insurance on its chief executive officer. In 2005 and 2004, the increase in cash surrender value recorded in income totaled $13,429 and $11,734, respectively. As of December 31, 2005 and 2004, other assets include accrued cash surrender value of $182,190 and $168,761, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK OPTION PLAN

A summary status of the Company’s Stock Option Plan as of December 31, 2005 and 2004, and changes during the years ending on those dates is as follows:

	2005		2004
	Option Shares	Weighted Average Option Price Per Share	Option Shares	Weighted Average Option Price Per Share
Outstanding, beginning of year	64,024	$24.41	64,024	$24.41
Granted during the year	2,148	36.00	—	—

Outstanding, end of year	66,172	$24.78	64,024	$24.41

Number of shares exercisable	51,133		35,969

Weighted-average fair value of options granted during the year		$6.95		$—

Information pertaining to options outstanding at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$23.80 – $36.00	66,172	5 years	$24.78	51,133	$24.10

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in this calculation:

	Years Ended December 31,
	2005	2004
Dividend yield	1.67%	N/A
Expected life	10 years	N/A
Risk-free interest rate	4.30%	N/A
Expected volatility	< 1%	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. RELATED PARTY TRANSACTIONS

As of December 31, 2005 and 2004, the Bank had direct and indirect loans outstanding to or for the benefit of certain of the Bank’s executive officers, directors, and their related interests of $1,329,356 and $1,736,751, respectively. During 2005 and 2004, $1,715,469 and $1,576,548 of such loans were made and repayments totaled $2,122,863 and $1,917,404, respectively. These loans were made in the ordinary course of business in conformity with normal credit terms, including interest rates and collateral requirements prevailing at the time for comparable transactions with other borrowers. These individuals and their related interests also maintain customary demand and time deposit accounts at the Bank which amounted to $3,409,529 and $4,165,467 as of December 31, 2005 and 2004, respectively.

NOTE 12. REGULATORY MATTERS

The Parent Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2005 and 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed the Bank’s category. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Company’s actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company approximate those of the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. REGULATORY MATTERS (Continued)

	Well Capitalized Requirement		Adequately Capitalized Requirement		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2005:
Tier I Capital to Average Assets	$18,119	5.00%	$10,871	3.00%	$31,611	8.7%
Tier I Capital to Risk Weighted Assets	$18,722	6.00%	$12,482	4.00%	$31,611	10.1%
Total Capital to Risk Weighted Assets	$31,204	10.00%	$24,963	8.00%	$35,514	11.4%

As of December 31, 2004:
Tier I Capital to Average Assets	$15,332	5.00%	$9,199	3.00%	$28,300	9.2%
Tier I Capital to Risk Weighted Assets	$14,647	6.00%	$9,765	4.00%	$28,300	11.6%
Total Capital to Risk Weighted Assets	$24,412	10.00%	$19,530	8.00%	$31,213	12.8%

Management believes, as of December 31, 2005 and 2004, that the Parent Company and the Bank meet all capital requirements to which they are subject.

Banking regulations limit the amount of dividends which the Bank may pay without obtaining prior approval. Under current state banking laws, the approval of the Georgia Department of Banking and Finance will be required if the total of all dividends declared in the calendar year exceeds 50 percent of the net profits for the previous calendar year, and the ratio of equity capital to adjusted total assets is less than 6 percent. At December 31, 2005, stockholders’ equity of the Bank available for the payment of dividends after that date to the Parent Company without prior regulatory approval was approximately $1,825,000.

NOTE 13. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005 and 2004, commitments to extend credit totaled $64,792,814 and $35,775,188, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (Continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2005 and 2004, commitments under letters of credit aggregated $2,106,097 and $1,063,629, respectively. In 2005 and 2004, the Bank was not required to perform on any letters of credit.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the other party. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Other Investments - The carrying value of other investments is estimated to approximate fair value.

Cash Surrender Value of Life Insurance - The carrying value of cash surrender value of life insurance approximates fair value.

Deposits - The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Other Borrowed Funds

The fair value of fixed rate and convertible FHLB advances is estimated by discounting the future cash flows using the current rates at which similar advances would be drawn by the Bank. For variable rate FHLB advances, the carrying value approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Commitments to Extend Credit and Standby Letters of Credit

Off-balance sheet financial instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$22,735,570	$22,735,570	$13,742,509	$13,742,509
Investment securities	54,267,160	54,275,226	49,272,087	49,302,424
Other investments	2,183,565	2,183,565	1,878,430	1,878,430
Loans	278,909,032	281,363,242	230,670,660	233,728,922
Cash surrender value of life insurance	6,035,323	6,035,323	5,806,504	5,806,504

Financial liabilities:
Deposits	$315,528,347	$314,994,147	$257,841,971	$260,670,185
Other borrowed funds	26,000,000	25,400,000	22,000,000	22,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. CONDENSED FINANCIAL INFORMATION OF McINTOSH BANCSHARES, INC.

CONDENSED BALANCE SHEETS

(Parent Only)

	2005	2004
Assets
Cash	$169,814	$78,144
Investment in McIntosh State Bank subsidiary	31,190,301	28,903,908
Investment in McIntosh Financial Services, Inc. subsidiary	75,287	59,085
Investment securities available-for-sale	628,125	249,963

Total assets	$32,063,527	$29,291,100

Liabilities and Stockholders’ Equity
Other liabilities	$258,394	$109,603

Total liabilities	258,394	109,603

Stockholders’ equity:
Common stock	3,498,155	3,498,155
Surplus	8,905,393	8,905,393
Retained earnings	19,517,982	16,497,356
Accumulated other comprehensive income (loss)	(116,397)	280,593

Total stockholders’ equity	31,805,133	29,181,497

Total liabilities and stockholders’ equity	$32,063,527	$29,291,100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. CONDENSED FINANCIAL INFORMATION OF McINTOSH BANCSHARES, INC. (Continued)

CONDENSED STATEMENTS OF EARNINGS

(Parent Only)

	2005	2004
Dividend income from Bank subsidiary	$675,000	$650,000
Income from gain on sale of securities	170,934	—
Operating expenses	(60,123)	(52,654)

Income before equity in undistributed earnings of subsidiaries	785,811	597,346
Equity in undistributed earnings of subsidiaries	2,990,416	3,007,465

Net earnings	$3,776,227	$3,604,811

CONDENSED STATEMENTS OF CASH FLOWS

(Parent Only)

	2005	2004
OPERATING ACTIVITIES
Cash flows from operating activities:
Net earnings	$3,776,227	$3,604,811
Adjustments to reconcile net earnings to net cash provided by operating activities:
Gain on sale of securities	(170,934)	—
Equity in undistributed earnings of subsidiaries	(2,990,416)	(3,007,465)
Change in other liabilities	(1,031)	25,032

Net cash provided by operating activities	613,846	622,378

INVESTING ACTIVITIES
Cash flows from investing activities, consisting of sales of securities	233,425	—

Net cash provided by investing activities	233,425	—

FINANCING ACTIVITIES
Cash flows from financing activities, consisting of dividends paid	(755,601)	(671,646)

Net cash used in financing activities	(755,601)	(671,646)

Net change in cash	91,670	(49,268)
Cash at beginning of year	78,144	127,412

Cash at end of year	$169,814	$78,144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. OTHER COMMITMENTS AND OBLIGATIONS

The Bank has entered into operating lease commitments for two offices and properties for signage and an ATM site as outlined in the following table. Included in the commitment total for 2006 is $552,486 representing a construction letter of agreement for remodeling a banking office. The following table outlines the total annual obligations arising from these commitments:

Annual Obligation
2006	$666,702
2007	113,253
2008	105,095
2009	100,068
2010	96,000
Thereafter	384,000

$1,465,118

The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. As of December 31, 2005 the total of these arrangements was $20,500,000.

NOTE 17. MISCELLANEOUS OPERATING INCOME AND EXPENSES

Significant components of other operating income and expense included in the consolidated statements of earnings in excess of 1% of interest and other income for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Other operating income:
Secondary market mortgage origination fees	$778,204	$532,471
Increase in cash surrender value of insurance polices	261,591	244,881
Other operating expenses:
Professional fees	$394,530	$334,935
Data processing expenses	444,635	307,956